

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

August 7, 2007

Ms. M. Susan Hardwick
Vice President, Controller and Assistant Treasurer
Vectren Corporation
One Vectren Square
Evansville, IN 47708

   Re: **Vectren Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2006
      Filed February 16, 2007
      Form 10-Q for Fiscal Quarter Ended March 31, 2007
      File No. 1-15467

Dear Ms. Hardwick:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          William Thompson
          Branch Chief